Exhibit 99.1

Granite Real Estate Investment Trust and Granite REIT Inc.

Announce Proposal to Unwind Stapled Unit Structure

April 15, 2024, Toronto, Ontario, Canada—Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that, at the upcoming Joint Annual General and Special Meetings of holders of Granite’s stapled units (“Stapled Units”) scheduled for June 6, 2024, they intend to propose an internal reorganization (the “Reorganization”) that would simplify Granite’s capital structure by replacing its current Stapled Unit structure with a conventional REIT trust unit structure.

The Stapled Unit structure was established in 2013 to accord greater flexibility as to the use for Canadian tax purposes of capital losses. Since this time, a significant portion of those losses have now been utilized. As a result of the Reorganization, Granite REIT expects it will be more comparable to other Canadian real estate investment trusts due to its simplified structure, and that certain investors may therefore be more able or willing to invest in Granite REIT units rather than Stapled Units.

Currently, Granite unitholders hold Stapled Units, each of which consists of one Granite REIT unit and one common share of Granite GP. In the Reorganization (i) the two components of each Stapled Unit will be uncoupled, (ii) the common shares of Granite GP currently held by Granite unitholders will be automatically exchanged for fractional Granite REIT units and (iii) the Granite REIT units will be consolidated back to the number of Stapled Units outstanding before the exchange occurred.

As a result of the Reorganization, each Granite unitholder will hold a number of Granite REIT units equal to the number of Stapled Units they hold currently, and Granite GP will become a wholly-owned subsidiary of Granite REIT. The Granite REIT units will trade on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the current ticker symbols for the Stapled Units (being “GRT.UN” and “GRP.U”, respectively).

The Joint Annual General and Special Meetings of holders of Granite REIT units and holders of Granite GP common shares are scheduled to be held virtually on June 6, 2024 to consider, in addition to customary annual meeting matters, the Reorganization, as will be further described in the management information circular/proxy statement (the “Circular”) to be filed by Granite in the coming weeks.

The Reorganization will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Granite has obtained an interim order from the Supreme Court of British Columbia with respect to, among other things, the calling and holding of the Meetings in connection with the proposed Reorganization.

The Reorganization is subject to the approval of the holders of Granite REIT units by way of the affirmative vote of not less than two-thirds of the votes cast by holders of Granite REIT units present in person (including online) or by proxy at the Meetings, and the approval of the holders of Granite GP common shares by way of the affirmative vote of not less than two-thirds of the votes cast by holders of Granite GP common shares present in person (including online) or by proxy at the Meetings. In addition, the Reorganization is subject to the satisfaction or waiver of certain customary conditions, including obtaining the approval of the TSX and the NYSE (which will be subject to Granite REIT satisfying customary listing requirements), approval by a final order of the Supreme Court of British Columbia and obtaining certain other required consents and approvals, including from applicable lenders.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com

The foregoing is qualified in its entirety by the more detailed information that will appear in the Circular. Granite unitholders are urged to carefully read the Circular, once available, before making their decision with regards to the Reorganization.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925- 7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Reorganization, Granite’s intention to implement the Reorganization (subject to required approvals and satisfaction or waiver of conditions), listing approval for the Granite REIT units on the TSX and NYSE and satisfaction of applicable requirements, and Granite’s ability to obtain the final order, or the expectations or assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of Granite being unable to obtain required approvals or to satisfy conditions to implementing the Reorganization and risks disclosed in the Circular. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com